UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: October 27, 2014

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom’s statement regarding analyst and media comments

Amsterdam (October 27, 2014), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ:VIP), a leading global provider of telecommunications services in 14 countries and headquartered in Amsterdam, has noted recent analyst and media comments concerning Wind, its fully owned subsidiary in Italy. The Company has held discussions to explore the potential value which would accrue to shareholders through a 50/50 joint venture in Italy. No conclusion to these discussions was reached. The Company will continue to explore value adding transactions but there can be no guarantee that a transaction on terms acceptable to the Company will be identified.

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 739 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2014, VimpelCom had 220 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman/Remco Vergeer ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)